UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 19, 2013
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on August 19, 2013, entitled "USD 2.65 bn transaction to capture value and focus the portfolio ".

USD 2.65 bn transaction to capture value and focus the portfolio

Statoil ASA (OSE: STL, NYSE: STO) has signed an agreement to divest minority interests in the Gullfaks and Gudrun fields offshore Norway and exit the non-core, non-operated Schiehallion and Rosebank fields, West of Shetlands.

In addition to the cash consideration of USD 2.65 billion, the transaction with Austrian oil and gas company OMV includes a contingent payment and involves a partnership between the two companies. Statoil reduces its ownership share in Gullfaks from 70 % to 51 % and from 75 % to 51 % in Gudrun, and retains its operatorships on both fields.

"Through this transaction, Statoil captures value created through asset development and unlocks capital for investment in high return projects in core areas. This includes our recent discoveries on the Norwegian continental shelf. We continue to deliver on our strategy to create value through active portfolio management and to further increase our financial flexibility,” says Helge Lund, Statoil's president and chief executive officer.

Statoil expects to recognize a gain from the transaction estimated to be between USD 1.3-1.5 billion, to be adjusted for activity between the effective date 1 January 2013 and the closing date.

The transaction will enable Statoil to redeploy around USD 7 billion of capital expenditure, around USD 5.5 billion of which is pre-2020 (excluding potential investments in the recent Shetland/Lista discovery at Gullfaks).

Entering partnership
OMV is an established company on both the Norwegian (NCS) and the UK (UKCS) continental shelves. Statoil and OMV enter into a partnership including potential cooperation on exploration opportunities across Norway, the UK and the Faroese Islands as well as the development of Enhanced Oil Recovery (EOR) technologies.

“Statoil is pleased to strengthen the partnership with OMV on the Norwegian Continental shelf. OMV is already a valued partner in Edvard Grieg and Aasta Hansteen, and this agreement enables our companies to develop the cooperation further,” says Lund.

“I believe this is a win-win deal for Statoil and OMV. Apart from the assets, I am especially proud that we can partner with a world-class leader in offshore and EOR technology”, says Gerhard Roiss, chief executive officer of OMV.

Demonstrating the value of Statoil’s NCS and UKCS portfolio
The transaction builds on Statoil’s offshore competence and experience, and track record of realising value through asset development and portfolio management.

As operator of the Gullfaks field, Statoil has added substantial value through successful efforts to maximise oil recovery and recently announced a new discovery in the Shetland/Lista formation. As part of the transaction, Statoil captures upside from this discovery through a contingent payment of 6 USD per boe of reserves developed.

Gudrun is on track for production start-up in the first quarter of 2014. As the operator, Statoil is executing the development on time and below original cost estimates. Today’s transaction demonstrates the value of efficient project execution in an asset where Statoil increased its ownership in 2010.

Statoil remains committed to growing its business on the UKCS and is the operator of large field developments including the Mariner project and exploration licenses. By divesting non-core, non-operated developments in the West of Shetlands, Statoil further focuses its UK portfolio.

Statoil's production from the divested assets in the first half of 2013 was approximately 26 thousand barrels of oil equivalent per day from Gullfaks. Production impact for Statoil from the transaction is estimated to around 40 thousand barrels of equity oil equivalent per day in 2014 and 60 boe per day in 2016.

The effective date for the transaction is 1 January 2013. Closing is expected around year end 2013, pending government and partner approvals.

Total proceeds of around USD 15 billion have been realized through divestments by Statoil since 2010, enabling the company to redeploy resources to core, high return upstream projects.

Bank of America Merrill Lynch and Lambert Energy Advisory Limited were financial advisors to Statoil on this transaction.

Investor and analyst conference
There will be a conference call with President and CEO Helge Lund and CFO Torgrim Reitan on 19 August at 13.30 CET. Please dial in 10 minutes prior to conference start to the following numbers:

  Local - Oslo, Norway: +47 23162787
  Local - London, United Kingdom: +44(0)20 3427 1903
  National free phone - United Kingdom: 0800 279 5004
  National free phone - United States: 1877 280 2296
  National free phone - Norway: 800 56054

Please enter confirmation code 6859711.

Transaction overview

Field	Operator	From	To	Licenses	Partners
Gullfaks	Statoil	70%	51%	PL050 PL050B PL050C PL050D PL037B PL037E PL152 PL277	Petoro 30%
Gudrun	Statoil	75%	51%	PL025, PL187	GdF Suez 25%
Schiehallion	BP (33.35%)	5.88%	0%	P 559 (in Block 204/25a) directly P 556 via UUOA P 803 via UUOA	Shell 54.90%, OMV 5.88%
Rosebank	Chevron (40%)	30%	0%	P 1026 (in Blocks 213/26b and 213/27a) P 1191 (in Block 205/1A) P1272 (in Block 205/2A)	OMV (20%), DONG (10%)

About Statoil
Statoil ASA is an international energy company with operations in 34 countries. Building on 40 years of experience from oil and gas production on the Norwegian continental shelf, we are committed to accommodating the world's energy needs in a responsible manner, applying technology and creating innovative business solutions. We are headquartered in Stavanger, Norway, with approximately 23,000 employees worldwide, and are listed on the Oslo and New York stock exchanges.

About OMV
OMV, headquartered in Vienna, is Austria’s largest listed industrial company. The company has its primary activities within Exploration & Production, Gas & Power and Refining & Marketing. In its core countries in Romania and Austria, OMV is focusing on reducing the natural decline and on enhancing the recovery rates from mature fields. Future growth is expected to come via new field developments, exploration and acquisitions internationally. OMV has been active in Norway since 2006 and holds 23 offshore licenses on the NCS, including 6 licenses awarded in 2013 as part of the 22 licensing round. Norway is one of the key growth areas for OMV. OMV (Norge) AS is headquartered in Stavanger.

For more information:
Investor relations
Hilde Merete Nafstad, senior vice president, Investor Relations
Tel: +47 957 83 911

Media relations
Jannik Lindbæk Jr, vice president, Media Relations
Tel: +47 97755622
Fredrik Norman, Media Relations
Tel: +47 918 66 567

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

About the fields

Gullfaks

  An oil and gas field in the Norwegian sector of the North Sea, discovered in 1979.
  The Gullfaks A platform began production in 1986, with Gullfaks B following in 1988 and the C platform in 1989.
  Statoil is the operator with a 70 % working interest. Petoro holds a 30 % interest. Following this transaction, Statoil will hold 51 % while OMV will hold 19%, pending approvals.
  Statoil will retain the operatorship of the field.

Gudrun

  An oil and gas field in the Norwegian sector of the North Sea, discovered in 1975.
  Planned production start in 2014
  Statoil is the operator with a 75 % working interest. GDF Suez E&P Norge holds 25%. Following this transaction, Statoil will hold 51 % while OMV will hold 24%, pending approvals.
  Statoil will retain the operatorship of the field.

Schiehallion

  An oil field on the UKCS, west of Shetland, discovered in 1993.
  Production at the field began in 1998.
  Statoil holds 5.88%, BP holds 33.35%, Shell holds 54.89 % and OMV holds 5.88%. Following this transaction, Statoil will hold 0 % while OMV will hold 11.76%.
  BP is the operator of the field.

Rosebank

  An oil and gas discovery on the UKCS, west of Shetland, found in 2004
  Field development project, FID planned early 2014.
  Statoil holds 30 % while Chevron holds 40%, OMV holds 20 % and Dong holds 10%. Following this transaction, Statoil will hold 0 % while OMV will hold 50%.
  Chevron is the operator of the field.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: August 16, 2013	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer